UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

387 Park Avenue South, 5/fl,

New York City, 10016

646-952-8836

(Former Name or Former Address

if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐.         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: March 7, 2019	By:	/s/ Daniel S. Mckinney
Daniel S. Mckinney
Chief Executive Officer

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers.

Effective March 5, 2019, Yulong Eco-Materials, Limited, (the “Company”) reports the resignation of William Bossung, Norman Macasaet and Jeffrey Bergman from their positions as directors. Additionally, the Company reports the resignation of Edward Low from the position of Chief Financial Officer. Mr. Bossung, Mr. Macasaet and Mr. Bergman have served as directors since December 7, 2018. Mr. Low has also served as Chief Financial Officer since that date. Daniel Mckinney, currently serving as the Chief Executive Officer and director, will remain as the sole officer and director.

EXHIBIT INDEX

Exhibit No.     Description

None

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